Exhibit 99.4
[FORM OF]

DEBENTURE

AMARIN CORPORATION PLC

8% Convertible Debentures due 2010

This Debenture is in respect of an issue of 8% Convertible Debentures due 2010 (the “Debentures”) of Amarin Corporation plc, a public limited company registered in England and Wales (the “Issuer”, which term includes any successor corporation under the Supplemental Indenture and Indenture hereinafter referred to), and issued pursuant to a supplemental indenture dated as of December 6, 2007 and a base indenture dated as of December 6, 2007 (respectively, the “Supplemental Indenture” and the “Base Indenture” and together, the “Indenture”) between Amarin Corporation plc, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”). Unless the context otherwise requires, the terms used herein shall have the meanings specified in the Supplemental Indenture and Indenture.

          The Issuer, for value received, hereby promises to pay to [                  ] or its registered assigns, the principal amount of [                          ] United States Dollars (U.S. [  ]) on December 6, 2010, and to pay interest on such principal amount in U.S. Dollars at the rate of 8% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months, from the date hereof until payment of such principal amount has been made or duly provided for, such interest to be paid in cash in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2008.  The interest so payable subject to certain exceptions provided in the Supplemental Indenture, be paid to the Person in whose name this Debenture is registered at the close of business on the March 15, June 15, September 15 and December 15 immediately preceding the applicable interest payment date, whether or not such day is a Business Day.

Reference is hereby made to the further provisions of this Debenture set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee.

IN WITNESS WHEREOF, the Issuer has caused this Debenture to be duly executed manually or by facsimile by its duly authorized officers.

Dated:  December 6, 2007

                        AMARIN CORPORATION PLC

                                                                       By:
                                                                                  Name:
                                                                                  Title:

Trustee’s Certificate of Authentication
This is one of the 8% Convertible
Debentures due 2010 described in the within-named
Supplemental Indenture and Indenture.

WILMINGTON TRUST COMPANY,
as Trustee

By:
         Authorized Signatory

Dated:  December 6, 2007

[RESERVISIBLE SIDE OF DEBENTURE]

AMARIN CORPORATION PLC

8% Convertible Debentures due 2010

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.           Principal and Interest.

Amarin Corporation plc, a public limited company registered in England and Wales (the “Issuer”), promises to pay interest on the principal amount of this Debenture at the Interest Rate from December 6, 2007 until the principal thereof is paid or made available for payment. Interest shall be payable in arrears on March 31, June 30, September 30 and December 31 of each year (each an “Interest Payment Date”), commencing March 31, 2008.

Interest on the Debentures shall be computed on the basis of a 360-day year of twelve 30-day months.

A Holder of any Debenture at the close of business on a Regular Record Date shall be entitled to receive interest on such Debenture on the corresponding Interest Payment Date. A Holder of any Debenture which is converted after the close of business on a Regular Record Date and prior to the corresponding Interest Payment Date (other than any Debenture whose Maturity is prior to such Interest Payment Date) shall be entitled to receive interest on the principal amount of such Debenture, notwithstanding the conversion of such Debenture prior to such Interest Payment Date. However, any such Holder which surrenders any such Debenture for conversion during the period between the close of business on such Regular Record Date and ending with the opening of business on the corresponding Interest Payment Date shall be required to pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted, which is payable by the Issuer to such Holder on such Interest Payment Date, at the time such Holder surrenders such Debenture for conversion. Notwithstanding the foregoing, any such Holder which surrenders for conversion any Debenture which has been called for redemption by the Issuer in a notice of redemption given by the Issuer pursuant to Article 4 of the Supplemental Indenture shall be entitled to receive (and retain) such accrued interest to the Redemption Date and need not pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted at the time such Holder surrenders such Debenture for conversion.

2.           Method of Payment.

Interest on any Debenture which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Debenture (or one or more Predecessor Debentures) is registered at the close of business on the relevant Regular Record Date for such interest.

Principal of and interest on Global Debentures shall be payable to the Depositary in immediately available funds.

Principal of Physical Debentures will be payable at the office or agency of the Issuer maintained for such purpose, initially the office of the Paying Agent identified in the definition “Paying Agent.”  Interest on Physical Debentures will be payable by (i) U.S. Dollar check drawn on a bank in The City of New York mailed to the address of the Person entitled thereto as such address shall appear in the register of the Debentures, or (ii) upon application to the Registrar not later than the relevant Record Date by a Holder of an aggregate principal amount of Debentures in excess of $250,000, wire transfer in immediately available funds, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

3.           Paying Agent and Registrar.

Initially, Citibank, N.A. will act as Paying Agent and Registrar. The Issuer may change the Paying Agent or Registrar without notice to any Holder.

4.           Supplemental Indenture and Indenture.

The Issuer issued this Debenture under a Supplemental Indenture and a Base Indenture, each dated as of December 6, 2007 (respectively, the “Supplemental Indenture” and the “Base Indenture” and together, the “Indenture”), among the Issuer and Wilmington Trust Company, as trustee (the “Trustee”). The terms of the Debenture include those stated in the Indenture, and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (“TIA”). This Debenture is subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Debenture and the terms of the Indenture, the terms of the Indenture shall control.

5.           Redemption.

Mandatory Redemption

Financing Redemption.  So long as any Debentures remain Outstanding, upon completion of any equity or debt financing by the Issuer for cash (other than an Exempt Issuance), the Issuer will be required to use the net proceeds of such financing to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Redemption Upon a Change of Control.  If a Change of Control occurs, the Issuer will be required to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Optional Redemption

At any time and from time to time before April 6, 2008, the Issuer may, at its option, redeem the Debentures in whole at any time or in part, upon notice as set forth in Section 5.3, at the Redemption Price.

6.           Conversion Rights.

Subject to and upon compliance with the provisions of the Supplemental Indenture, at the option of the Holder thereof, any Debenture or any portion of the principal amount thereof which is an integral multiple of $1,000.00 may be converted at any time at the principal amount thereof, or of such portion thereof, into duly authorized, fully paid and nonassessable ADSs of the Issuer, at the Conversion Rate in effect at the time of conversion.

Such conversion right shall expire at the close of business on the Business Day immediately preceding December 6, 2010.

In case a Debenture or a portion thereof is called for redemption, such conversion right in respect of the Debenture or the portion so called, shall expire at the close of business on the second Business Day preceding the Redemption Date, unless the Issuer defaults in making the payment due upon redemption.

The Conversion Rate initially shall be equal to approximately 2,083.33 ADSs per $1,000.00 principal amount of Debentures. The Conversion Rate shall be adjusted in certain circumstances as provided in the Supplemental Indenture.

To exercise the conversion right, the Holder of any Debenture to be converted shall surrender such Debenture duly endorsed or assigned to the Issuer or in blank, at the office of any Conversion Agent, accompanied by a duly signed Conversion Notice.

Debentures surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except in the case of any Debenture whose Maturity is prior to such Interest Payment Date) shall be accompanied by payment in New York Clearing House funds or other funds acceptable to the Issuer of an amount equal to the interest to be received on such Interest Payment Date on the principal amount of Debentures being surrendered for conversion.

No fractional ADSs will be issued upon conversion of any Debenture or Debentures. Instead of any fractional ADS that would otherwise be issued upon conversion of such Debenture or Debentures (or specified portions thereof), the Issuer shall pay a cash adjustment in respect of such fraction (calculated to the nearest one-100th of a share) in an amount equal to the same fraction of the Trading Price of the ADSs as of the Trading Day preceding the date of conversion.

The Issuer will deliver the settlement amount to converting Holders on the third Business Day immediately following the last day of the applicable Settlement Period.

7.           Denominations; Transfer; Exchange.

The Debentures are issuable in registered form, without coupons, in denominations of $1,000.00 or integral multiples thereof. A Holder may register the transfer or exchange of Debentures in accordance with the Indenture. The Issuer or the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require a Holder to pay any taxes or other governmental charges that may be imposed in connection with any exchange or registration of transfer of Debentures.

The Issuer shall not be required to exchange or register a transfer of (a) any Debenture for a period of 15 days next preceding the first mailing of notice of redemption of Debentures to be redeemed, or (b) any Debentures selected, called or being called for redemption except, in the case of any Debenture where notice has been given that such Debenture is to be redeemed in part, the portion thereof not so to be redeemed.

In the event of redemption, conversion or repurchase of the Debentures in part only, a new Debenture or Debentures for the unredeemed, unconverted or unrepurchased portion thereof will be issued in the name of the Holder hereof.

8.           Holders to be Treated as Owners.

The physical holder or the registered Holder of this Debenture, as the case may be, shall be treated as its owner for all purposes.

9.           Unclaimed Money.

Any moneys deposited with or paid to the Trustee or any Paying Agent for the payment of the principal of or interest on any Debenture and not applied but remaining unclaimed for two years after the date upon which such principal or interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such Paying Agent, and the Holder of the Debenture shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any Paying Agent with respect to such moneys shall thereupon cease.

10.           Satisfaction and Discharge.

The Issuer may satisfy and discharge its obligations under the Indenture while the Debentures remain Outstanding, if (a) all Outstanding Debentures have become due and payable at their scheduled Maturity, or (b) all Outstanding Debentures have been called for redemption, and in either case, the Issuer has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Debentures on the date of their scheduled Maturity or the scheduled Redemption Date.

11.           Supplement; Waiver.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Debentures under the Indenture at any time by the Issuer and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debentures (or such lesser amount as shall have acted at a meeting pursuant to the provisions of the Indenture). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Debentures at the time Outstanding, on behalf of the Holders of all the Debentures, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Debenture shall be conclusive and binding upon such Holder and upon all future Holders of this Debenture and of any Debenture issued upon registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debenture or such other Debenture.

No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Debenture at the times, places and rate, and in the coin or currency, herein prescribed or to convert this Debenture (or pay cash in lieu of conversion) as provided in the Indenture.

12.           Defaults and Remedies.

The Indenture provides that an Event of Default with respect to the Debentures occurs when any of the following occurs:

(a)           default is made in the payment of the principal or any premium in respect of the Debentures (including as a result of the Issuer’s failure to comply with any mandatory redemption provisions of the Indenture);

(b)           default is made for more than 30 days in the payment of interest in respect of the Debentures;

(c)           the Issuer fails to perform or observe any of its other obligations under the Debentures and this failure has continued for the period of 60 days after the Issuer receives notice of default stating that the Issuer is in breach;

(d)           the Issuer’s bankruptcy, insolvency or reorganization under any applicable bankruptcy, insolvency or insolvency-related reorganization law; or

(e)           an order is made or an effective resolution is passed for the winding up or liquidation of the Issuer.

14.           Authentication.

This Debenture shall not be valid until the Trustee (or authenticating agent) executes the certificate of authentication on the other side of this Debenture.

16.           Governing Law.

The Supplemental Indenture, Indenture and this Debenture shall be governed by, and construed in accordance with, the law of the State of New York.

17.           Successor Corporation.

In the event a successor corporation legal entity assumes all the obligations of the Issuer under this Debenture, pursuant to the terms hereof and of the Indenture, the Issuer will be released from all such obligations.

ASSIGNMENT FORM

To assign this Debenture, fill in the form below and have your signature guaranteed:
(I) or (we) assign and transfer this Debenture to:

(Insert assignee’s soc. sec. or tax I.D. no.)

(Insert assignee’s soc. sec. or tax I.D. no.)

Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Debenture on the books of the Issuer. The agent may substitute another to act for him.

Dated:                                                                                                                            Your Name:

                                                                  (Print your name exactly as it
                                                                   appears on the face of this Debenture)

                                                                   Your Signature:

                                                                                                                                       (Sign exactly as your name appears
                                                                                                                                                                        on the face of this Debenture)

                                                                   Signature Guarantee*:

*                                Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

FORM OF CONVERSION NOTICE

TO:         Amarin Corporation plc
7 Curzon Street
London W1J 5HG, England

Re:               8% Convertible Debentures due 2010 (the “Debentures”)

The undersigned registered owner of this Debenture hereby irrevocably exercises the option to convert this Debenture, or the portion hereof (the principal amount of which is an integral multiple of $1,000.00) below designated, into cash and any ADSs required to be delivered in accordance with the terms of the Supplemental Indenture and Indenture referred to in the Debenture, and directs that the ADSs issuable and deliverable upon such conversion, together with any check in payment for the cash portion of the settlement amount for any fractional ADSs and any Debentures representing any unconverted principal amount hereof, be issued and delivered to the physical or registered holder hereof, as the case may be, unless a different name has been indicated below. If ADSs or any portion of this Debenture not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid to the undersigned on account of interest accompanies this Debenture.

The undersigned hereby certifies that it has paid or hereby agrees to pay to the applicable taxing authority all stamp, issue, registration or similar taxes or duties or transfer costs (if any) arising in connection with the conversion of a Debenture and the issue, transfer, or delivery of ADSs or any other securities, property or cash to another Person.

Dated:                                                                                                                            Your Name:

                                                                  (Print your name exactly as it
                                                                   appears on the face of this Debenture)

                                                                   Your Signature:

                                                                                                                                       (Sign exactly as your name appears
                                                                                                                                                                        on the face of this Debenture)

                                                                   Signature Guarantee*:

                                                                                                                                        Tel. No. at which can be reached:*

                                                                                                                                        Social Security or other Taxpayer
                                                                                                                                        Identification Number:

                                                                                                                                    Principal Amount to be
                                                                                                                                    Converted (if less than all): $
_____________________________

*    Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to Amarin Corporation plc).

Fill in for registration of Debentures (if to be delivered) other than to and in the name of the physical or registered holder, as the case may be:

              (Name)

  (Street Address)

                   (City, State and Zip Code)

            Delivery instructions for ADSs to be issued:

    DTC Participant Account No.:

         Account No. for investor at DTC Participant:

     Contact person at DTC Participant:

     Daytime Tel. No. of contact person at DTC Participant:

     Email of contact person at DTC Participant: